Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2009

Jay D. Kranzler
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, California 92121

Re: **Cypress Bioscience, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for the Nine Months Ended September 30, 2008
Filed November 10, 2008
File No. 000-12943

Dear Mr. Kranzler:

We have reviewed your December 16, 2008 response to our December 2, 2008 letter and have the following additional comments. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 1. Condensed Consolidated Financial Statements

Notes To Consolidated Financial Statements

10. Acquisition Of Proprius, page 10

1. Refer to your response to our Comment one. We have the following follow-up comments:
    a) Your response states "Proprius' diagnostic platform, otherwise known as personalized medicine services, was near commercialization" and could be

marketed almost immediately and "The remaining validation work on the diagnostic tests and the certification of the lab were determined to be minor and would not require significant investment." You also state "…we did not believe the diagnostic tests met the definition of technological feasibility". If an enterprise expects more than de minimis future costs related to an acquired project that would qualify as R&D costs under FASB Statement No. 2 that R&D project would be considered incomplete and expensed as IPR&D. Refer to the fact pattern described in paragraph 3.3.67 of the AICPA Practice Aid on Assets Acquired in a Business Combination to be Used in Research and Development Activities. Revise your disclosure:

- to address your fact pattern to explain why you believe that the diagnostic platform was an incomplete research and development project; and
- to reconcile the assertions that the diagnostic platform was near commercialization, could be marketed almost immediately and remaining work was minor to the assertion that the platform did not meet the definition of technological feasibility.

b) Explain why you have concluded that the $10.2 million of IPR&D allocated to the diagnostic platform ("personalized medical services") had no alternative future uses. On page 15 of your MD&A you state such services are "tests" and that you launched the first two tests in October 2008. It appears this platform will produce a number of future R&D "test" candidates. Refer to the fact pattern described in paragraphs 3.3.85 and 3.3.86 of the AICPA Practice Aid on Assets Acquired in a Business Combination to be Used in Research and Development Activities.

c) Explain why the amount of goodwill exceeded the amount of assets acquired (in-process research and development) by so much especially considering no assets were capitalized as developed technology. Provide the disclosure required by paragraph 51b of FAS 141 to explain what the goodwill represents.

2. With regard to comment 2 and your revised disclosure, we did not see the discount rates used in valuing the in-process research and development projects nor when cash flows were assumed to begin.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Jay D. Kranzler
Cypress Bioscience, Inc.
February 6, 2009
Page 3

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant